

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200
www.enerplus.com

March 10, 2021

Enerplus Closes Acquisition of Bruin

CALGARY, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF, NYSE: ERF) today announced that it has closed its previously announced acquisition of Bruin E&P HoldCo, LLC ("Bruin"), a pure play Williston Basin private company, for a total cash purchase price of US$465 million, subject to normal purchase price adjustments. The purchase price was funded by Enerplus fully drawing its new three-year US$400 million term facility, along with a portion of the proceeds from Enerplus' C$132 million equity offering completed on February 3, 2021. The Company remains undrawn on its US$600 million bank credit facility.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304